04009074

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 25 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than February 29, 2004 2-25-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-103345
SEC File Number, if available

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on February 25, 2004.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ David Zielke
David Zielke
First Vice President and Counsel

DOCSSF1:732455.1

EXHIBIT INDEX

Exhibit

P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2004-RS1. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

WAMU 04-RS1 – A4

Deutsche Bank Securities CMO Trading 212-250-2669

Balance	$36,750,000.00	Delay	24	WAC	5.734697386	WAM	353
Coupon	5.5000	Dated	02/01/2004	NET	5.5	WALA	5
Settle	02/26/2004	First Payment	03/25/2004				

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	600 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12	5.487	5.482	5.477	5.471	5.469	5.465	5.462	5.454	5.438	5.405
100-14	5.481	5.475	5.470	5.463	5.461	5.457	5.453	5.445	5.427	5.392
100-16	5.475	5.468	5.463	5.455	5.453	5.449	5.445	5.436	5.416	5.379
100-18	5.468	5.462	5.455	5.447	5.445	5.440	5.436	5.427	5.406	5.366
100-20	5.462	5.455	5.448	5.440	5.437	5.432	5.428	5.418	5.395	5.353
100-22	5.456	5.448	5.441	5.432	5.429	5.424	5.419	5.408	5.385	5.339
100-24	5.449	5.441	5.434	5.424	5.421	5.416	5.411	5.399	5.374	5.326
100-26	5.443	5.434	5.427	5.416	5.413	5.407	5.402	5.390	5.364	5.313
100-28	**5.437**	**5.428**	**5.419**	**5.409**	**5.405**	**5.399**	**5.394**	**5.381**	**5.353**	**5.300**
100-30	5.430	5.421	5.412	5.401	5.398	5.391	5.385	5.372	5.343	5.287
101-00	5.424	5.414	5.405	5.393	5.390	5.383	5.377	5.363	5.332	5.273
101-02	5.418	5.407	5.398	5.386	5.382	5.375	5.368	5.354	5.322	5.260
101-04	5.411	5.401	5.391	5.378	5.374	5.367	5.360	5.345	5.312	5.247
101-06	5.405	5.394	5.384	5.370	5.366	5.358	5.351	5.336	5.301	5.234
101-08	5.399	5.387	5.376	5.362	5.358	5.350	5.343	5.327	5.291	5.221
101-10	5.392	5.380	5.369	5.355	5.350	5.342	5.335	5.318	5.280	5.208
101-12	5.386	5.374	5.362	5.347	5.343	5.334	5.326	5.309	5.270	5.195
WAL	**15.40**	**13.83**	**12.63**	**11.30**	**10.96**	**10.36**	**9.86**	**8.92**	**7.40**	**5.60**
Mod Durn	**9.76**	**9.11**	**8.59**	**7.99**	**7.83**	**7.54**	**7.28**	**6.78**	**5.89**	**4.69**
Principal Window	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Aug33**	**Mar09 - Jun33**	**Jul08 - Jan32**
LIBOR_1MO	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**	**1.10**

WAMU 04-RS1 - A3

Deutsche Bank Securities CMO Trading 212-250-2669

Balance	$15,000,000.00	Delay	24	WAC	5.734697386	WAM	353
Coupon	5.5000	Dated	02/01/2004	NET	5.5	WALA	5
Settle	02/26/2004	First Payment	03/25/2004				

Price	100 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-04	5.686	5.700	5.720	5.728	5.781	5.861	6.001	6.127
98-06	5.681	5.694	5.713	5.722	5.772	5.848	5.983	6.103
98-08	5.676	5.688	5.707	5.715	5.763	5.836	5.965	6.080
98-10	5.671	5.683	5.700	5.708	5.754	5.824	5.947	6.056
98-12	5.666	5.677	5.694	5.701	5.745	5.811	5.928	6.033
98-14	5.660	5.671	5.687	5.694	5.735	5.799	5.910	6.009
98-16	5.655	5.665	5.680	5.687	5.726	5.786	5.892	5.986
98-18	5.650	5.660	5.674	5.680	5.717	5.774	5.874	5.962
98-20	**5.645**	**5.654**	**5.667**	**5.673**	**5.708**	**5.762**	**5.855**	**5.939**
98-22	5.640	5.648	5.661	5.667	5.699	5.749	5.837	5.916
98-24	5.635	5.643	5.655	5.660	5.690	5.737	5.819	5.892
98-26	5.630	5.637	5.648	5.653	5.681	5.725	5.801	5.869
98-28	5.625	5.632	5.642	5.646	5.672	5.712	5.783	5.845
98-30	5.620	5.626	5.635	5.639	5.663	5.700	5.764	5.822
99-00	5.615	5.620	5.629	5.632	5.654	5.688	5.746	5.799
99-02	5.609	5.615	5.622	5.625	5.645	5.675	5.728	5.775
99-04	5.604	5.609	5.616	5.619	5.636	5.663	5.710	5.752
WAL	**23.39**	**18.95**	**15.04**	**13.82**	**9.37**	**6.20**	**3.97**	**3.01**
Mod Durn	**12.37**	**11.14**	**9.72**	**9.20**	**6.98**	**5.11**	**3.47**	**2.69**
Principal Window	**Mar07 - Aug33**	**Mar07 - Aug33**	**Mar07 - Aug33**	**Mar07 - Aug33**	**Mar07 - Aug33**	**Mar07 - Dec11**	**Mar07 - Jul08**	**Nov06 - May07**
LIBOR_1MO	1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.10